SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions) PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock
	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Management, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
OO

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
PN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
OO

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Luis Arzubi

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons Diosdado Banatao

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

CUSIP No. 45173E105 13D

1.	Name of Reporting Persons George Pavlov

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

	7.	Sole Voting Power
0

Number of Shares	8.	Shared Voting Power
Beneficially Owned		31,800,000*
By Each Reporting		1 share of Series A Preferred
Person With		Stock

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
31,800,000* 1 share of Series A Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,800,000* 1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.8% of Common Stock (calculated based on the total number of shares of Common Stock including

29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants)

100% of Series A Preferred Stock

14.	Type of Reporting Person (see instructions)
IN

*This includes 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants. See Items 2 and 5.

Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company. The address of the Company’s principal executive offices is 47669 Fremont Boulevard, Fremont, California 94538.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 5 (the “Joint Filing Agreement”).

The Tallwood Funds are affiliated with Tallwood Venture Capital and their principal business is to make venture capital and private equity investments primarily in the semiconductor industry.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood Management’s principal business is to act as the general partner of the aforementioned funds. Due to its relationships with Tallwood III, Tallwood III Partners and Tallwood III Associates, Tallwood Management may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants beneficially owned by Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of its pecuniary interest therein.

Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood III Management’s principal business is to act as the general partner of Tallwood III Annex. Due to its relationships with Tallwood III Annex, Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrant beneficially owned by Tallwood III Annex. Tallwood Annex Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrant except to the extent of its pecuniary interest therein.

Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by the Tallwood Funds. Messrs. Arzubi, Diosdado and Banatao, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.

Tallwood III Partners also owns one (1) share of Series A Preferred Stock of the Company (the “Voting Share”), which provides Tallwood III Partners certain voting rights with respect to election of members of the board of directors of the Company as set forth in the Company’s Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”).

(b)    The business address of each of the Reporting Persons is Tallwood Venture Capital, 400 Hamilton Avenue, Suite 230, Palo Alto, California 94301.

(c)    Luis Arzubi is a General Partner of Tallwood Venture Capital. Diosdado Banatao is the Managing Partner of Tallwood Venture Capital and a director of the Company. George Pavlov is a General Partner of Tallwood Venture Capital and a director of the Company.

(d)    None of the Reporting Persons has been convicted in a criminal proceeding during the last five year period prior to the date hereof.

(e)    None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five year period prior to the date hereof.

(f)    Each of the Reporting Persons, other than Messrs. Arzubi, Banatao and Pavlov, is organized under the laws of Delaware. Each of Messrs. Arzubi, Banatao and Pavlov is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Tallwood Funds purchased the Common Stock, Warrants and Voting Share as described in Item 2(a) hereof in a single transaction from the Company. The aggregate purchase price of the Common Stock and Warrant purchased by Tallwood III was $17,630,800, the aggregate purchase price of the Common Stock, Warrant and Voting Share purchased by Tallwood III Partners was $2,232,599, the aggregate purchase price of the Common Stock and Warrant purchased by Tallwood III Associates was $136,600, and the aggregate purchase price of the Common Stock and Warrant purchased by Tallwood III Annex was $22,000,001, representing a total aggregate purchase price of $42,000,000. The funding for the purchase of these securities was obtained from the Tallwood Funds’ contributed capital from its limited partners.

Item 4.	Purpose of Transaction

The Tallwood Funds and the other Reporting Persons acquired the Common Stock, Warrants and Voting Share (the “Investment”) for investment purposes pursuant to a securities purchase agreement entered into by the Tallwood Funds and the Company on April 21, 2009 (as amended, the “Purchase Agreement”). The Reporting Persons, including Diosdado Banatao and George Pavlov, intend to participate in the management of the Company through representation on the Company’s board of directors. For further information, see Items 2 and 6 hereof.

On April 21, 2009, the Company entered into an asset purchase agreement with Conexant Systems, Inc. (“Conexant”) to purchase certain assets related to the Broadband Access Product Line of Conexant (as amended, the “Asset Purchase Agreement”). The Company would use the proceeds from the Investment from the Tallwood Funds to fund the purchase of the Broadband Access Product Line of Conexant. On August 24, 2009, pursuant to the terms of the Purchase Agreement and the Asset Purchase Agreement, the Tallwood Funds completed the Investment into the Company and the Company immediately completed the purchase of Broadband Access Product Line of Conexant.

The summary of the Purchase Agreement, the Stockholder Agreement (defined below), the Certificate of Designation and the Warrants contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Stockholder Agreement, the Certificate of Designation and the Form of Warrant Agreement filed herewith as Exhibits 1, 2, 3 and 4 respectively and incorporated herein by reference.

Pursuant to the Purchase Agreement, the Company filed the Certificate of Designation, which sets forth the rights and preferences of the Voting Share, with the Secretary of State of the State of Delaware on August 21, 2009, and issued the Voting Share to Tallwood III Partner on August 24, 2009. Pursuant to the Certificate of Designation, so long as the Tallwood Funds beneficially own in the aggregate at least 35% of the outstanding shares of Common Stock (including shares underlying the Warrants), the number of directors comprising the Company’s board of directors will be seven (7), and the Tallwood Funds will have the right to nominate and elect three (3) directors to the board. Following the period the Tallwood Funds beneficially own, in the aggregate, at least 35% of the outstanding shares of Common Stock (including shares underlying the Warrants), the Tallwood Funds will have the right to nominate and elect the number of directors proportional to the percentage of outstanding Common Stock beneficially owned by the Tallwood Funds (including shares underlying the Warrants), rounded to the nearest whole number. If the Tallwood Funds do not beneficially own any shares of Common Stock (excluding shares underlying the Warrants), they will not have the right to nominate and elect any directors to the board. The directors nominated and elected by the Tallwood Funds are referred to herein as the “Tallwood Directors.” The non-Tallwood Directors are entitled to nominate the individuals for election to the remaining seats on the board, and such nominees are referred to herein as the “Company Nominees.” For further information, see the Certificate of Designation filed herewith as Exhibit 3, and see Items 2 and 6 hereof.

Effective August 24, 2009, pursuant to the Purchase Agreement and the terms of Certificate of Designation, George Pavlov joined the Company’s board of directors as a Class I director with a term expiring at the annual meeting of stockholders in 2012 and Diosdado Banatao joined the Company’s board of directors as a Class III director with a term expiring at the annual meeting of stockholders in 2011. The Tallwood Funds intend to nominate and elect the third Tallwood Director to serve as a Class II director with a term expiring at the annual meeting of stockholders in 2010. Pursuant to the Certificate of Designation, such third director must qualify as an “independent director” under applicable Nasdaq listing rules.

In connection with the transactions contemplated by the Purchase Agreement, the Company and the Tallwood Funds entered into a Stockholder Agreement on April 21, 2009 (the “Stockholder Agreement”), which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, transfers by the Tallwood Funds and their affiliates, voting and other matters. For further information, see the Stockholder Agreement filed herewith as Exhibit 2, and see Item 6 hereof.

Except as disclosed in Items 2, 6 and this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors, subject to any restrictions contained in the Stockholder Agreement and the Certificate of Designation.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Tallwood III has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 51.8% of the outstanding Common Stock of the Company (calculated based on the total number of shares of Common Stock including 29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants). Tallwood III has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Partners has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 51.8% of the outstanding Common Stock of the Company (calculated based on the total number of shares of Common Stock including 29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants). Tallwood III Partners has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Associates has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 51.8% of the outstanding Common Stock of the Company (calculated based on the total number of shares of Common Stock including 29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants). Tallwood III Associates has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Annex has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 51.8% of the outstanding Common Stock of the Company (calculated based on the total number of shares of Common Stock including 29,608,450 outstanding as of July 17, 2009 (provided by the Company), 24,000,000 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants). Tallwood III Annex has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates, and Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood Management and Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. For further information, see Item 2 hereof.

In addition to the shares described above, on August 24, 2009, the Company granted George Pavlov and Diosdado Banatao each an option to purchase 30,000 shares of Common Stock pursuant to its option grant policy for its directors.

(c)    Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

On April 21, 2009, the Company entered into the Purchase Agreement, agreeing to issue and sell 24,000,000 shares of Common Stock, Warrants to acquire up to 7,800,000 shares of Common Stock, and the Voting Share to the Tallwood Funds for an aggregate purchase price of $42,000,000. On August 24, 2009, Tallwood III purchased 10,074,743 shares of Common Stock and a Warrant to purchase 3,274,291 shares of Common Stock for an aggregate purchase price of $17,630,800; Tallwood III Partners purchased 1,275,771 shares of Common Stock and a Warrant to purchase 414,626 shares of Common Stock for an aggregate purchase price of $2,232,599; Tallwood III Associates purchased 78,057 shares of Common Stock and a Warrant to purchase 25,369 shares of Common Stock for an aggregate purchase price of $136,600; and Tallwood III Annex purchased 12,571,429 shares of Common Stock, and a Warrant to purchase 4,085,714 shares of Common Stock for an aggregate purchase price of $22,000,001. For further information, see the Purchase Agreement filed herewith as Exhibit 1 and incorporated herein by reference, and see Items 2 and 4 hereof.

Stockholder Agreement

In connection with the transactions contemplated by the Purchase Agreement, the Company and the Tallwood Funds have entered into the Stockholder Agreement, which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, transfers by the Tallwood Funds and their affiliates, voting and other matters. For further information, see the Stockholder Agreement filed herewith as Exhibit 2 and incorporated herein by reference, and see Items 2 and 4 hereof.

Effective as of August 24, 2009, (a) George Pavlov joined the Company’s board of directors as a Class I director with a term expiring at the annual meeting of stockholders in 2012, Diosdado Banatao joined the Company’s board of directors as a Class III director with a term expiring at the annual meeting of stockholders in 2011, and an independent director (who remains to be nominated by the Tallwood Funds) will join the Company’s board of director as a Class II director with a term expiring at the annual meeting of stockholders in 2010, and (b) Frederick Lax is continuing as a Class I director with a term expiring at the annual meeting of stockholders in 2012, Michael Gulett and Danial Faizullabhoy are each continuing as Class II directors with a term expiring at the annual meeting of stockholders in 2010, and Paul Hansen is continuing as a Class III director with a term expiring at the annual meeting of stockholders in 2011.

So long as the Tallwood Funds or any of their respective affiliates own the Voting Share, the Tallwood Funds will vote all of the voting securities beneficially owned by them in the same proportion as the votes cast by all other stockholders for any proposal related to the election or removal of Company Nominees. Until August 24, 2012, the Tallwood Funds agree to vote all of their shares in excess of the shares constituting 35% of the outstanding Common Stock in the same proportion as the votes cast by all other stockholders for all proposals to be voted on by the Company’s stockholders.

The Tallwood Funds will grant an irrevocable proxy to the independent directors who are non-Tallwood Directors to vote on all matters requiring a separate class vote of the Voting Share under applicable law, other than with respect to (i) the election, removal or appointment of the Tallwood Directors, (ii) the amendment, alteration or repeal of any provision of the Company’s Certificate of Incorporation or Bylaws that would adversely affect the rights and preferences of the Voting Share, other than in connection with a merger with an entity that is not an affiliate of the Company or the Tallwood Funds that results in a change in control of the Company, or (iii) an amendment to the Bylaws of the Company that would increase the number of directors on the Company’s board of directors (which increase will also require the approval of the non-Tallwood Directors).

The Tallwood Funds are not permitted, without the prior approval of the non-Tallwood Directors, to transfer any Common Stock or securities convertible into or exercisable for Common Stock representing, in the aggregate, 35% or more of the outstanding voting securities of the Company to any person, entity or “group” in one transaction or a series of related transactions other than pursuant to a change of control transaction in which all holders of the voting securities of the Company have the opportunity to receive the same consideration per share of Common Stock as that received by the Tallwood Funds.

The Tallwood Funds are not permitted to transfer the Voting Share to anyone other than one of their affiliates who agrees to be bound by the terms and conditions of the Stockholder Agreement. The Tallwood Funds have agreed to certain restrictions on their ability to engage in additional transfers of the securities of the Company.

For two years after August 24, 2009, the Tallwood Funds have agreed not to engage in certain activities or acquire additional shares of voting securities or securities convertible into voting securities of the Company, except as permitted under the Stockholder Agreement.

If the Company proposes to issue any voting securities, non-voting equity securities or convertible securities, then the Tallwood Funds will have the right to purchase directly from the Company such securities up to the Tallwood Funds’ then current ownership percentage of the Company at the same purchase price as the Company’s proposed issuance to other purchasers, subject to certain exceptions including issuances to employees and issuances in connection with business combinations. The Tallwood Funds’ preemptive rights will terminate upon a change of control of the Company other than a change of control in which the Tallwood Funds or their respective affiliates is a party.

The Company agreed to provide the Tallwood Funds with shelf registration rights. As soon as practicable, but no later than 180 days after August 24, 2009, the Company must file a registration statement covering the resale of the shares of Common Stock, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants, in an amount at least equal to all such securities or such lesser amount required by the Securities Exchange Commission. To the extent not all such securities are then registered, the Company must file additional registration statements covering the remainder of such securities. If at any time the Company has determined to register any of its equity securities, with certain exceptions, the Company will include in such registration all securities held by the Tallwood Funds, any affiliate of the Tallwood Funds, or any transferee of at least 500,000 shares of registrable securities (if the transfer was otherwise permitted under the Stockholder Agreement), included by such persons in a written request, subject to certain customary cut-backs.

Certificate of Designation

In addition to the rights and preferences described in Items 2 and 4 hereof, pursuant to the Certificate of Designation, the affirmative vote of the Voting Share is necessary to (a) amend or alter any provisions of the Certificate of Incorporation or Bylaws of the Company that would adversely affect the rights and preferences of the Voting Share, or (b) increase the numbers of directors on the board.

The Voting Share may be redeemed by the Company at any time (a) the Tallwood Funds’ ownership in the Company is such that it can no longer elect one director to the board of directors of the Company pursuant to the Certificate of Designation, or (b) any time following a change of control of the Company, other than a change of control in which the Tallwood Funds or their respective affiliates is a party (a “Redemption Event”). If for any reason the Company cannot redeemed the Voting Share following a Redemption Event, then the Voting Share will be automatically converted into one (1) share of the Company’s Common Stock. For further information, see the Certificate of Designation filed herewith as Exhibit 3 and incorporated herein by reference, and see Items 2 and 4 hereof.

Warrants

Upon the completion of the Investment, the Company issued Warrants to the Tallwood Funds which, in the aggregate, give the Tallwood Funds the right to purchase up to 7,800,000 shares of Common Stock at an exercise price of $1.75 per share. The Warrants are exercisable beginning August 24, 2009 until 5:30 p.m., Pacific Time, August 24, 2014. For further information, see the Form of Warrant Agreement filed herewith as Exhibit 4 and incorporated herein by reference, and see Items 2 and 4 hereof.

Other than the matters disclosed above in response to Items 2, 4 and 5 and this Item 6, none of the Reporting Persons is currently a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of April 21, 2009, by and among the Company and the Tallwood Funds (incorporated by reference to Annex I to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 2	Stockholder Agreement, dated as of April 21, 2009, by and among the Company and the Tallwood Funds (incorporated by reference to Annex III to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 3	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2009).

Exhibit 4	Form of Warrant Agreement (incorporated by reference to Annex IV to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 5	Joint Filing Agreement, dated September 3, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 3, 2009

Tallwood III, L.P. Tallwood III Partners, L.P. Tallwood III Associates, L.P. By: Tallwood III Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex, L.P. By: Tallwood III Annex Management, LLC Its General Partner

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

Tallwood III Annex Management, LLC

By:	/s/ George Pavlov
George Pavlov, Managing Member

/s/ Luis Arzubi
Luis Arzubi

/s/ Diosdado Banatao
Diosdado Banatao

/s/ George Pavlov
George Pavlov

Exhibit Index

Exhibit 1	Securities Purchase Agreement, dated as of April 21, 2009, by and among the Company and the Tallwood Funds (incorporated by reference to Annex I to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 2	Stockholder Agreement, dated as of April 21, 2009, by and among the Company and the Tallwood Funds (incorporated by reference to Annex III to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 3	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2009).

Exhibit 4	Form of Warrant Agreement (incorporated by reference to Annex IV to the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 1, 2009).

Exhibit 5	Joint Filing Agreement, dated September 3, 2009.